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                            February 10, 2023

       Wayne Lee
       Chief Financial Officer
       TRAVELZOO
       590 Madison Avenue, 35th Floor
       New York, New York 10022

                                                        Re: TRAVELZOO
                                                            Registration
Statement on Form S-3
                                                            Filed February 3,
2023
                                                            File No. 333-269563

       Dear Wayne Lee:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Brian
Fetterolf at 202-551-6613 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Trade & Services
       cc:                                              Christina Sindoni
Ciocca